EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT
NAME	PERCENT OF OWNERSHIP	JURISDICTION OF ORGANIZATION
AmeriServ Financial Bank 216 Franklin Street Johnstown, PA 15901-1911	100%	Commonwealth of Pennsylvania
AmeriServ Life Insurance Company 101 N. First Avenue #2460 Phoenix, AZ 85003	100%	State of Arizona
AmeriServ Trust and Financial Services Company 216 Franklin Street Johnstown, PA 15901-1911	100%	Commonwealth of Pennsylvania